Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 31, 2016	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc. Post-Effective Amendment to Form S-11 Filed April 20, 2016 File No. 333-200464

Dear Mr. Garrison:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated May 27, 2016, with respect to Post-Effective Amendment to Form S-11 filed by the Company with the Commission on April 20, 2016 (File No. 333-200464).

Please find, attached hereto as Exhibit A, a letter prepared by the Company in response to the Staff’s comments. Exhibit A includes an Attachment #1, which contains the Company’s marked revised proposed changes to the disclosure in the section titled “Estimation of NAV and Sponsor Subordinated Loan Agreement.” We would like to note that EisnerAmper LLP, the Company’s independent publicly registered accounting firm, has reviewed the attachments to this letter.

We hope the answers provided are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. When the Staff determines that the comments are satisfied, a post-effective amendment with revisions to all relevant sections will be filed. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

EXHIBIT A

SEC Response Letter

Lightstone Real Estate Income Trust Inc.
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

May 31, 2016

Re: Lightstone Real Estate Income Trust Inc.
Post-Effective Amendment to Form S-11
Response Dated April 29, 2016
File No. 333-200464

Dear Mr. Garrison:

On behalf of Lightstone Real Estate Income Trust Inc. (the "Company"), I am submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated May 27, 2016 (the "Comment Letter") with respect to our response dated April 29, 2016 to your comments on our Post-Effective Amendment No. 3 of the Registration Statement of Lightstone Real Estate Income Trust Inc. on Form S-11 (File No. 333-200464) filed on April 20, 2016.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

1. We have considered your response to our prior comment. Please address the following with respect to your response and disclosure of NAV:

It appears that throughout your disclosure, you have titled estimated NAV per Common Share after addition of loan proceeds as estimated NAV. Due to the significant impact of the sponsor support, please consider revising the title of this measure to reflect the addition of the loan proceeds, or explain to us why you believe it is appropriate to label the measure as estimated NAV.

The Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in a Post-Effective Amendment to Form S-11 (the "POSAM ") as set forth in Attachment #1. Such revised disclosures will include clarification as to when the estimated NAV and NAV per Common Share are presented "before" or "after" the addition of advances drawn under the subordinated loan agreement.

Given that the loan agreement between Lightstone Group LLC and Lightstone Real Estate Income Trust, Inc. was entered into on March 18, 2016, please explain to us how you determined it would be appropriate to reflect the effects of this agreement in your calculation of NAV as of December 31, 2015.

In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, the Company's stockholders' customer account statements were required to include an estimated value of its Common Shares by April 2016.

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 2

The Company provided a per share estimated NAV of our Common Shares as determined by its board of directors, with the material assistance or confirmation of a third party valuation expert or service on April 8, 2016, or the NAV pricing date. From and after the NAV pricing date, the Company currently expects to update its estimate of NAV on a quarterly basis. The NAV that the Company published on April 8, 2016 was calculated as of December 31, 2015.

The Company's sponsor has agreed to make a significant subordinated equity investment in the Company, through a subordinated unsecured loan agreement. The advances under the subordinated agreement will be used to increase the cash available for investment in real estate-related investments. Specifically, the subordinated agreement with the sponsor provides for quarterly draws or advances in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of Common Shares outstanding..

The mechanics of the Company's estimated NAV calculation require that the NAV be published subsequent to the "as of" date of each NAV. The amount of the advances to be drawn under the subordinated agreement are based on the amount to bring the estimated NAV per share to $10.00 "as of" the end of each quarter and such advances will be made before the end of the subsequent quarterly period. For example, the Company's NAV "as of" December 31, 2015, was calculated and approved by the Company's board of directors on April 8, 2016 and the sponsor advanced the additional during the first quarter of 2016. The Company believes that even though the sponsor's advances under the subordinated agreement are made subsequent to the "as of" date of the current quarterly NAV, since the amount is based on that calculation, it is appropriate to include such amount in that NAV calculation.

Please tell us whether estimated NAV per Common Share after addition of loan proceeds will form the basis for potential repurchases under your share repurchase program.

The Company confirms that estimated NAV per Common Share after addition of advances under the subordinated agreement will form the basis for potential repurchases under its share repurchase program.

We note your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation value. Please clarify for us whether you intend to calculate estimated NAV per share assuming a hypothetical liquidation value for all assets and liabilities (i.e. inclusive of potential selling costs). To the extent your intention is to apply a hypothetical liquidation criteria solely to the subordinated loan, explain to us how you concluded such a presentation would be appropriate.

The Company calculates its estimated NAV and resulting NAV per Common Share pursuant to the guidelines for estimating NAV contained in Investment Program Association ("IPA") Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs." In this regard, the Company's estimated NAV and NAV per Common Share reflects any allocations of value to the sponsor under the subordinated agreement representing the amount that would be payable to the sponsor in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in Step 3 of IPA Practice Guideline 2013-01 as set forth below:

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 3

> Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments:
>
> Calculate and deduct: (i) any net asset value allocable to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.

The Company's intent is not to calculate estimated NAV or NAV per Common Share assuming a hypothetical liquidation value for all assets and liabilities as IPA Practice Guideline 2013-01 specifically states not to do so as stated below:

> In the above example, disposition costs and fees and debt prepayment penalties or the impact of restrictions on assumption of debt are not deducted in estimating Net Asset Value. This treatment is consistent with REIS and the aforementioned SFAS and IAS valuation standards and such treatment should be cited in disclosures relating to the determination of net asset values.

As noted above, the Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in the POSAM as set forth in Attachment #1. Such revised disclosures will include enhancements relating to the allocations of value to the sponsor under the subordinated agreement and clarification that disposition costs and fees are not reflected.

We note your disclosure that estimated NAV per share does not represent an actual liquidation value. Please reconcile this statement with your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation. In your response please clarify the difference between the two bases.

As noted above, the Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in the POSAM as set forth in Attachment #1. Such revised disclosures will include enhancements relating to the allocations of value to the sponsor under the subordinated agreement and clarification that disposition costs and fees are not reflected.

Please tell us the factors that would cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation.

The factors that would cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation include:

- The methodology used to determine estimated NAV per share includes a number of estimates and assumptions that may not prove to be accurate or complete as compared to the actual amounts received in the liquidation;

- In a liquidation, certain assets may not be liquidated at their estimated values because of transfer fees and disposition fees, which are not reflected in the estimated NAV calculation;

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 4

- In a liquidation, debt obligations may have to be prepaid and the costs of any prepayment penalties may reduce the liquidation amounts. Prepayment penalties are not included in determining the estimated value of liabilities in determining estimated NAV;

- In a liquidation, the real estate assets may derive a portfolio premium which premium is not considered in determining estimated NAV;

- In a liquidation, the potential buyers of the assets may use different estimates and assumptions than those used in determining estimated NAV;

- If the liquidation occurs through a listing of the common stock on a national securities exchange, the capital markets may value the Company's net assets at a different amount than the estimated NAV. Such valuation would likely be based upon customary real estate investment trust ("REIT") valuation methodology including funds from operation ("FFO") multiples of other comparable REITs, FFO coverage of dividends and adjusted FFO payout of the Company's anticipated dividend; and

- If the liquidation occurs through a merger of the Company with another REIT, the amount realized for the common stock may not equal the estimated NAV per share because of many factors including the aggregate consideration received, the make-up of the consideration (e.g., cash, stock or both), the performance of any stock received as part of the consideration during the merger process and thereafter, the reception of the merger in the market and whether the market believes the pricing of the merger was fair to both parties.

We note your disclosure that certain distributions may be payable to your sponsor pursuant to the terms of subordinated loan agreement in connection with a liquidation event. Please clarify for us all of the circumstances that would cause such a payment and discuss the sponsor's ability to amend or modify the agreement.

A "liquidity event" may cause distributions to be payable to the Company's sponsor pursuant to the terms of the subordinated agreement. However, no distributions would be payable to the sponsor under the subordinated agreement until the aggregate amount distributed to the holders of the Company's Common Shares exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%. A liquidity event could include (i) a sale of the Company's assets, (ii) a sale or merger of the Company or (iii) a listing of the Company's common shares on a national securities exchange.

The sponsor cannot unilaterally amend of modify the subordinated agreement. The subordinated agreement is between the Company and The Lightstone Group LLC, the Company's sponsor, a related party entity that is majority owned and controlled by David Lichtenstein. In order for the agreement to be amended or modified the independent members of the Company's board of directors would need to approve any such amendment or modification with appropriate safeguards as applicable under Maryland law for a related party agreement.

The Company acknowledges that:

- it is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 5

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

Donna Brandin

Donna Brandin
Chief Financial Officer and Principal
Accounting Officer

ATTACHMENT #1

ESTIMATION OF NAV AND SPONSOR SUBORDINATED LOAN AGREEMENT

In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, our stockholders' customer account statements were required to include an estimated value of our Common Shares by April 2016 using one of two methods: the "net investment method" or the "appraised value method." We opted to implement the appraised value method, as described in further detail below.

Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. We provided a per share estimated NAV of our Common Shares as determined by our board of directors, with the material assistance or confirmation of a third party valuation expert or service referred to herein as the "independent valuation expert," on April 8, 2016 or the NAV pricing date. From and after the NAV pricing date, we currently expect that our advisor will~~to~~ update our estimate of NAV on a quarterly basis, but our advisor will update our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. For a description of how we determined the NAV per Common Share, please refer to "Estimated NAV and NAV per Share" below.

Sponsor Subordinated Loan Agreement

Our sponsor has committed to make a significant subordinated equity investment in the Company, through a subordinated unsecured loan agreement, ~~to the company~~ of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount of Common Shares. Specifically, the ~~loan~~ subordinated agreement with the sponsor provides for quarterly draws or advances ~~under the agreement~~ in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of Common Shares outstanding. The ~~loan proceeds~~ advances under the subordinated agreement will be used to increase the cash available for investment in real estate-related investments. The ~~subordinated unsecured loan~~outstanding advances under the subordinated agreement will bear interest at a rate of 1.48%, which is equal to the mid-term applicable federal rate as of March 2016. Interest will retroactively accrue on the ~~loan~~ outstanding advances under the subordinated agreement back to the date of each quarterly draw ~~on the loan~~, but no interest or ~~principal~~ outstanding advances will be due and payable to the sponsor until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments.

The ~~loan~~ subordinated agreement with the sponsor will continue until the earlier of: (i) the termination of this offering; (ii) ~~loan proceeds~~ advances under the agreement are equal to an aggregate of $36.0 million; and (iii) we receive gross offering proceeds of $300.0 million. The ~~loan proceeds~~ advances under the subordinated agreement will have the effect of increasing our NAV per share until holders of our Common Shares have received distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. We cannot guarantee that holders of our Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions in connection with our liquidation initially will be made to holders of our Common Shares, until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, we will be obligated to repay the outstanding ~~principal amount~~ advances under the subordinated agreement and accrued interest to the sponsor, as described in the ~~loan~~ subordinated agreement. In the unlikely event that additional liquidation distributions are available after we ~~make the principal and interest payments to~~repay the outstanding advances under the subordinated agreement and accrued interest to our sponsor ~~under the loan agreement~~, such additional distributions will be paid to holders of our Common Shares and our sponsor: 85.0% of the aggregate amount will be payable to holders of our Common Shares and the remaining 15.0% will be payable to the sponsor.

The below table illustrates the amount of ~~loan proceeds advanced~~advances under the ~~loan~~ subordinated agreement from the sponsor in three hypothetical scenarios: (i) a 20% decrease in the value of our assets, (ii) no change in the value of our assets and (iii) a 20% increase in the value of our assets, each shown without including the effect of the ~~loan proceeds~~ advances under the subordinated agreement on our assets. The table assumes that we sell the maximum of 30.0 million Common Shares in this offering, in each case at an offering price of $10.00 per share, and does not give effect to special sales or volume discounts which could reduce selling commissions or dealer manager fees. Thus, the "no change" column below reflects estimated NAV of $264.0 million before the addition of ~~loan proceeds~~ advances under the subordinated agreement ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of December 31, 2015, we had received aggregate gross proceeds of $6.8 million from the sale of approximately 723,975 Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

Change in Asset Value		
	20% Decrease	No Change	20% Increase
Estimated NAV prior to addition of ~~loan proceeds~~advances from sponsor under the subordinated agreement	$ 211,200,000	$ 264,000,000	$ 316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$ 7.04	$ 8.80	$ 10.56
~~Amount of loan proceeds~~Advances from sponsor under the subordinated agreement	$ 36,000,000	$ 36,000,000	$ 0
Estimated NAV per Common Share after addition of ~~loan proceeds~~advances from sponsor under the subordinated agreement	$ 8.24	$ 10.00	$ 10.56

The sponsor has committed to ~~loan~~ make a significant subordinated equity investment in us, through a subordinated unsecured loan agreement, of up to $36.0 million ~~to us under a subordinated unsecured loan agreement~~ with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the sponsor will have no obligation to advance ~~loan~~ funds under the subordinated agreement in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the ~~proceeds~~ advances ~~of the sponsor's loan~~under the subordinated agreement into account. In the calculation of our estimated NAV, no value will be allocated to the sponsor under the subordinated agreement until our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%. If our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%, then the allocation of any value under the subordinated agreement will be subtracted from the value of our net assets when our board of directors estimates the NAV. The allocation of value under the subordinated agreement could be substantial, which could result in a significant decrease in our per share NAV.

Under the terms of our charter, the sponsor cannot make a loan to us unless the loan is approved by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than a comparable loan between unaffiliated parties. Our board of directors, including a majority of independent directors not otherwise interested in the transaction, has approved the ~~subordinated unsecured loan~~subordinated agreement ~~from~~ with the sponsor.

Estimated NAV and NAV per Share

On April 8, 2016, our board of directors approved our estimated NAV of approximately $7.2 million and resulting estimated NAV per share of $10.00, both as of December 31, 2015, after taking into consideration our sponsor's commitment to make quarterly advances under the subordinated ~~loan~~ agreement in the amount of ~~pursuant to which~~ approximately $3.1 million, which was funded during the first quarter of 2016. ~~Our~~ In the calculation of our estimated NAV, ~~and resulting estimated NAV per share assume a hypothetical liquidation of the Company and~~ the ~~subordinated loan has been assigned no~~no allocations of value were made to our sponsor ~~-value~~ under the subordinated agreement because the estimated NAV per share ~~does~~ did not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of December 31, 2015.

The estimated NAV per share was calculated with the assistance of ~~Lightstone Real Estate Income, LLC (~~our ~~"Advisor")~~ advisor and Marshall & Stevens Incorporated ("M&S"), an independent third-party valuation firm engaged by us to assist with the valuation of our assets, ~~and~~ liabilities and any allocations of value to the sponsor under the subordinated agreement. The Advisor recommended and the board of directors established the estimated NAV per share based upon the analyses and reports provided by the Advisor and M&S. The process for estimating the value of our assets, ~~and~~ liabilities and any allocations of value to the sponsor under the subordinated agreement was performed in accordance with the provisions of the Investment Program Association ("IPA") Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs," issued April 29, 2013. We believe that the valuation was developed in a manner reasonably designed to ensure its reliability.

The engagement of M&S was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, including of commercial real estate, debt and real estate-related investments.

M&S prepared a NAV report (the "NAV Report") which estimates the NAV per share as of December 31, 2015. The NAV Report relied upon M&S's estimated value of our investments in related parties and the Advisor's estimate of the value of our other assets, due to related parties, ~~and~~ other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate estimated NAV per share, all as of December 31, 2015.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share.

	As of December 31, 2015	
	Value	**Per Share**
Net Assets:		
Investment in related party	**$ 4,000,000**	**$ 5.53**
Non-Real Estate Assets:		
Cash and cash equivalents	1,213,014	
Other assets	434	
Total non-real estate assets	**1,213,448**	**1.68**
Total Assets	**5,213,448**	**7.21**
Liabilities:		
Due to related parties	(865,436)	
Other liabilities	(217,275)	
Total liabilities	**(1,082,711)**	**(1.50)**
NAV before ~~funding~~ advances under Subordinated ~~Loan~~Agreement	**4,130,737**	**5.71**
Sponsor's Obligation under Subordinated ~~Loan~~Agreement	3,109,013	4.29
NAV after advances under Subordinated Agreement	**$ 7,239,750**	**$ 10.00**
Shares of Common Stock Outstanding	**723,975**	
NAV attributable to ~~funding~~ advances under Subordinated ~~Loan~~Agreement:		
Quarterly draw received during first quarter of 2016	$ 3,109,013	$ 4.29

Independent Valuation Firm

M&S was selected by our board of directors to prepare the NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the Advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation.

Process and Methodology

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Investments in Related Parties: We have entered into an agreement with various related party entities that provide for us to make aggregate preferred equity contributions of up to $20.0 million in various affiliates of our sponsor which own a parcel of land located at 105-109 W. 28th Street, New York, NY on which they intend to develop a 343-room Marriott Moxy hotel. These contributions are made pursuant to an instrument (the "Preferred Investment") that entitles us to monthly preferred distributions at a rate of 12% per annum. Our Preferred Investment is classified as a held-to-maturity security and is recorded at cost. As of December 31, 2015, the estimated value of our Preferred Investment of $4.0 million approximated its carrying value based on market rates for similar instruments.

Cash and Cash Equivalents: The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets: Our other assets consist of prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities.

Due to Related Parties: The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities: Our other liabilities consist of our accounts payable and accrued expenses and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the fair value of our assets less liabilities in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and such estimated NAV per share is not a representation, warranty or guarantee that:

- a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
- a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
- our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
- the methodology used to estimate our NAV per share would be acceptable to the Financial Industry Regulatory Authority ("FINRA") or under the Employee Retirement Income Security Act with respect to their respective requirements.

Neither FINRA, the Internal Revenue Service nor the Department of Labor provides any guidance on the methodology an issuer must use to determine its estimated NAV per share. As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with U.S. GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to our sponsor pursuant to the terms of the subordinated ~~loan~~ agreement in connection with a liquidation event. Accordingly, our estimated NAV reflects any allocations of value to advances under the subordinated agreement and accrued interest representing the amount that would be payable to the sponsor in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in IPA Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs." ~~. Accordingly, we are presenting our estimated NAV per share assuming a hypothetical liquidation event.~~ Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities less any allocations of value to the sponsor under the subordinated agreement divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account disposition costs or fees or estimated penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently ~~intend to~~ expect that our advisor will estimate ~~update~~ our NAV ~~and resulting NAV per share~~ on a quarterly basis for as long as our sponsor's obligation to fund quarterly draws under the subordinated ~~loan~~ agreement continues and thereafter, our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV.